Exhibit 99.1

To Shareholders

Notice of the 44th Ordinary General Meeting of Shareholders

We hereby notify you that the 44th Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”). [The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries.]

1. Date: March 16, 2012, 9:00 am

2. Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea

3. Agenda

Agenda 1 : Approval of Balance Sheet (Statements of Financial Position), Statements of Income, and Statements of Appropriation of Retained Earnings for the 44th Fiscal Year

Balance Sheet (Statements of Financial Position)

As of December 31, 2011 and 2010

(Unit: Korean Thousand Won)

Description	2011	2010	Changes
Assets

I. Current assets	13,924,795,314	12,993,604,969	931,190,345

1. Cash and cash equivalents	1,137,882,224	672,426,447	465,455,777
2. Trade accounts and notes receivable, net	4,220,241,446	3,548,448,397	671,793,049
3. Other short-term financial assets	1,381,463,378	2,754,318,979	-1,372,855,601
4. Inventories	7,144,708,692	5,998,545,157	1,146,163,535
5. Other current assets	23,612,182	19,865,989	3,746,193
6. Assets held for sale	16,887,392	—	16,887,392

II. Non-current assets	38,803,081,074	36,092,621,825	2,710,459,249

1. Long-term trade accounts and notes receivable, net	23,682	23,682	—
2. Other long-term financial assets	3,833,058,008	5,015,783,307	-1,182,725,299
3. Investments in associates	12,824,775,762	10,470,156,063	2,354,619,699
4. Investment property, net	117,418,334	92,272,707	25,145,627
5. Property, plant and equipment, net	21,533,134,776	20,011,110,153	1,522,024,623
6. Intangible assets, net	222,896,306	229,136,849	-6,240,543
7. Other long-term assets	271,774,206	274,139,064	-2,364,858

Total assets	52,727,876,388	49,086,226,794	3,641,649,594

Description	2011	2010	Changes
Liabilities

I. Current liabilities	5,015,144,530	6,051,454,145	-1,036,309,615
1. Trade accounts and notes payable	1,395,845,722	1,310,876,710	84,969,012
2. Short-term borrowings	2,294,379,937	3,116,364,017	-821,984,080
3. Other short-term financial liabilities	1,089,297,980	958,081,137	131,216,843
4. Current income tax liabilities	182,715,121	594,539,016	-411,823,895
5. Provisions	4,450,623	9,581,911	-5,131,288
6. Other current liabilities	48,455,147	62,011,354	-13,556,207

II. Non-current liabilities	10,114,715,199	7,011,277,146	3,103,438,053
1. Long-term borrowings	9,338,015,862	6,296,632,752	3,041,383,110
2. Other long-term financial liabilities	147,299,071	52,165,511	95,133,560
3. Employee benefits	176,648,125	324,003,003	-147,354,878
4. Deferred tax liabilities	448,552,053	334,198,920	114,353,133
5. Other long-term liabilities	4,200,088	4,276,960	-76,872

Total liabilities	15,129,859,729	13,062,731,291	2,067,128,438

Shareholders’ equity

I. Share capital	482,403,125	482,403,125	—

II. Capital surplus	1,227,692,348	1,158,539,247	69,153,101

III. Reserves	156,707,396	1,079,038,191	-922,330,795

IV. Treasury shares	-2,391,406,055	-2,403,262,926	11,856,871

V. Retained earnings	38,122,619,845	35,706,777,866	2,415,841,979

Total shareholders’ equity	37,598,016,659	36,023,495,503	1,574,521,156

Total liabilities and shareholders’ equity	52,727,876,388	49,086,226,794	3,641,649,594

Statements of Income

For the Years Ended December 31, 2011 and 2010

(Unit: Korean Thousand Won)

Description	2011		2010		Changes
I. Revenue		39,171,703,426		32,582,036,641		6,589,666,785
II. Cost of Sales		33,077,807,769		26,171,690,303		6,906,117,466
III. Gross profit		6,093,895,657		6,410,346,338		-316,450,681
IV. Selling and Administrative expenses		1,763,514,401		1,506,221,743		257,292,658
1. Administrative expenses		846,332,697		722,425,974		123,906,723
2. Selling expenses		917,181,704		783,795,769		133,385,935
V. Other operating income and expenses		-134,352,856		-119,606,113		-14,746,743
1. Other operating income		45,639,646		81,999,246		-36,359,600
2. Other operating expenses		-179,992,502		-201,605,359		21,612,857
VI. Operating Profit		4,196,028,400		4,784,518,482		-588,490,082
VII. Finance income and expenses		-130,308,649		-107,164,044		-23,144,605
1. Finance income		1,240,359,259		960,076,115		280,283,144
2. Finance expenses		-1,370,667,908		-1,067,240,159		-303,427,749
VIII. Profit before income tax expense		4,065,719,751		4,677,354,438		-611,634,687
IX. Income tax expense		876,874,966		892,993,310		-16,118,344
X. Profit for the period		3,188,844,785		3,784,361,128		-595,516,343
XI. Other comprehensive income (loss)		-924,475,907		275,184,089		-1,199,659,996
1. Net changes in fare value of available-for-sale investments		-922,330,795		376,985,781		-1,299,316,576
2. Defined benefit plan actuarial losses		-2,145,112		-101,801,692		99,656,580
XII. Total comprehensive income for the period		2,264,368,878		4,059,545,217		-1,795,176,339
XIII Earnings per share
Earnings per share	(Won)	41,279	(Won)	49,127	((Won)	7,848)

Statements of Appropriation of Retained Earnings

For the Year Ended December 31, 2011 and 2010

(Unit: Korean Thousand Won)

Description	2011	2010	Changes
I. Retained Earnings Before Appropriations	7,495,292,007	8,465,548,663	-970,256,656
1. Unappropriated retained earnings carried over from prior year	4,501,703,444	4,975,571,422	-473,867,978
2. Actuarial Loss	-2,145,112	-101,801,692	99,656,580
3. Interim dividends	-193,111,110	-192,582,195	-528,915
a. Cash dividends	-193,111,110	-192,582,195	-528,915
Dividend (ratio) per share
\2,500 (50%) in 2011
\2,500 (50%) in 2011
4. Net income	3,188,844,785	3,784,361,128	-595,516,343

II. Transfer From Voluntary Reserves	133,333,333	195,000,000	-61,666,667
1. Reserve for research and development	195,000,000	195,000,000	-61,666,667

Total	7,628,625,340	8,660,548,663	-1,031,923,323

III. Appropriations of Retained Earnings	7,344,066,662	4,158,845,219	3,185,221,443
1. Dividends	579,333,330	577,746,585	1,586,745
a. Cash dividends	579,333,330	577,746,585	1,586,745
\7,500 (150%) in 2011
\7,500 (150%) in 2010
2. Reserve for research and development	330,000,000	400,000,000	-70,000,000
3. Reserve for business expansion	6,203,000,000	2,950,000,000	3,253,000,000
4. Reserve for dividend equalization	231,733,332	231,098,634	634,698

IV. Unappropriated Retained Earnings Carried Forward to Subsequent Year	284,558,678	4,501,703,444	-4,217,144,766

Agenda 2: Partial Amendments to Articles of Incorporation

Existing Article	Amendment
(Incorporation)	Article 9-2. Electronic Registration of Shares

(1) The Company, by the resolutions of the Board of Directors, may elect to adopt the system that allows shareholders electronically register its shares on the electronic registrar on the designated electronic registration system instead of issuing certificates representing its shares.

(2) The Board of Directors shall determine the standard operation policy necessary for the Company’s adoption of the electronic securities system.

Article 10. Pre-emptive Rights	Article 10. Pre-emptive Rights

(2) New shares may be allocated to persons other than the existing shareholders by a resolution of the Board of Directors in the following cases:	(2) The Board of Directors may allocate new shares to persons other than the shareholders by a resolution of the Board of Directors in the following cases. If the Company issues new shares to persons other than the shareholders of the Company pursuant to this Article 10, the Company shall notify the shareholders or make public two (2) weeks in advance of the date of subscription of the new shares detailing the type, number, issue price, date of subscription and the manner of subscription of the newly issued shares in accordance with the Korean Commercial Code.

(Incorporation)	Article 16. Issuance of Bonds

The Company may issue bonds by a resolution of the Board of Directors. The Board of Directors may delegate the authority to the Representative Director of the Company to issue specific type of bonds within the limit in terms of amount and period (which shall not be longer than one (1) year) that the Board of Directors determines.

Article 16. Issuance of Convertible Bonds	Article 17. Issuance of Convertible Bonds

Article 17. Issuance of Bonds with Warrants	Article 17-2. Issuance of Bonds with Warrants

(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding two trillion (2,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.	(1) The Company may issue bonds with warrants to persons other than its shareholders to the extent that the aggregate par value of the bonds with warrants do not exceed two trillion (2,000,000,000,000) Won, in case of the events prescribed in Paragraph (1) of Article 17 above.

(Incorporation)	Article 18. Electronic Registration of Bonds

When the Company issues the bonds, instead of issuing certificates representing the bonds, the Company may electronically register its bonds on the electronic registrar of a designated electronic registration system by a resolution of the Board of Directors or by the decision of the Representative Director of the Company (in case the Board of Directors delegates an authority to issue the bonds to the Representative Director).

Existing Article	Amendment
Article 18. Provisions applicable mutatis mutandis to the Issuance of Bonds	Article 18-2. Provisions Applicable mutatis mutandis to the Issuance of Bonds

Article 24. Quorum and Requisite for Resolutions	Article 24. Quorum and Requisite for Resolutions

(2) In the following cases, the resolutions of a General Meeting of Shareholders shall be adopted by the affirmative vote of at least two-thirds (2/3) of the voting shares of the shareholders present, which shall represent at least one-third (1/3) of the voting shares of the Company then issued and outstanding:	(2) In the following cases, the resolutions of a General Meeting of Shareholders shall be adopted by the affirmative vote of at least two-thirds (2/3) of the voting shares of the shareholders present and by the affirmative vote of at least one-third (1/3) of the voting shares of the total issued and outstanding shares:

4. Transfer of any part of business of any other company, which may have great influence upon the business of the Company; 5. Merger or consolidation of the Company;

4. acquisition of all or part of business of any other company, which may have a great influence upon the business of the
Company;

5. merger or consolidation of the Company (excluding a small scale merger or consolidation);

Article 27. Number of Officers	Article 27. Number of the Directors

The Company shall have five (5) Inside Directors and eight (8) Independent Outside Directors.	The total number of directors of the Company shall be at least three (3) but no more than twelve (12) directors, among which the outside directors shall constitute the majority of the total number of the directors.

Article 37. Indemnification of Directors	Article 37. Indemnification of Directors and Mitigation of Liability of Directors

The Company shall indemnify, to the extent permitted by the Commercial Code, the Directors from and against all expenses, losses or liabilities incurred in connection with defending any action, claim or proceeding to protect the interest of the Company in the capacity of Directors, except for in case of willful misconduct or negligence with respect to duties.	(1) The Company shall indemnify, to the extent permitted by the Korean Commercial Code, the Directors from and against all expenses, losses or liabilities incurred in connection with defending any action, claim or proceeding to protect the interest of the Company, except for in case of the Directors’ willful misconduct or negligence with respect to their duties.

(2) The Company shall waiver damage claims against the Directors that arises out of the Directors’ breach of duties prescribed under law or the Article of Incorporation or the Directors’ negligence in carrying his or her duties, in excess of six (6) times (three (3) times in the case of outside directors) of the total amount of remuneration (including rewards and profits gained from the exercise of stock options) of the Director receivable for one (1) year immediately preceding the date on which the breach or negligence occurred.

(3) Notwithstanding Paragraph (2) above, Paragraph (2) shall not be applied where the damages to the Company were borne out of the Director’s willful misconduct or gross negligence or if the Directors have breached Article 397, Article 397-2, or Article 398 of the Korean Commercial Code.

Article 39. Constitution and Convening of Meeting of the Board of Directors	Article 39. Constitution and Convocation of Meeting of the Board of Directors

(4) The Meetings of the Board of Directors may be held by means of a video conference or other similar arrangement whereby all or part of the Directors may participate in the Meeting and are entitled to vote on matters before the Board of Directors. In such case, a Director participating in the Meeting by such arrangement shall be considered present at the Meeting.	(4) The Board of Directors may allow the Directors to attend, and vote at, the meeting of the Board of Directors by tele- conferencing, instead of attending and voting in person at such meeting. In such case, a Director participating in the Board Meeting by such arrangement shall be considered to be present at the Meeting of the Board of Directors.

Existing Article	Amendment
Article 46. Executive Officers	Article 46. Unregistered Officers

(1) The Company shall have Executive Officers to execute the matters resolved by the Board of Directors and the important matters relating to other management of the Company.	(1) The Company shall have Unregistered Officers to execute the matters resolved by the Board of Directors and the matters important to the management of the Company.

(2) The Executive Officers shall be appointed by the Representative Director and Chairman; provided, however, that the appointment of the Executive Officer to the important position designated by the Board of Directors shall be approved by the Board of Directors.	(2) The Unregistered Officers shall be appointed by the Representative Director and C.E.O.; provided, however, that the appointment of the Unregistered Officers to the important positions that the Board of Directors decides shall require the approval of the Board of Directors.

(3) The Executive Officers are President, Executive Vice Presidents, Senior Managing Directors and Managing Directors, and the salaries and performance incentives payable to such Executive Officers will be determined by the Board of Directors or by the Chairman and the Representative Director upon delegation by the Board of Directors of such authority. Any severance allowance shall be in accordance with the standards for the President, Executive Vice Presidents, Senior Managing Directors and Managing Directors of Directors Severance Allowance Regulations as approved by the General Meeting of Shareholders.	(3) The Unregistered Officers are President, Senior Executive Vice Presidents, Senior Managing Directors and Managing Directors, and the salaries and performance incentives payable to such Unregistered Officers shall be determined by the Board of Directors or by the Representative Director and C.E.O., to the extent the Representative Director and C.E.O. has been delegated such authority by the Board of Directors. Any severance allowance shall be distributed in accordance with the standards for the President, Senior Executive Vice Presidents, Senior Managing Directors and Managing Directors pursuant to the Directors Severance Allowance Regulations as approved by the General Meeting of Shareholders.

(4) The allocation of work between Executive Officers shall be made by the Representative Director and the Chairman.	(4) The allocation of work among the Unregistered Officers shall be decided by the Representative Director and C.E.O

(5) The term of office of the Executive Officers shall not be for more than two (2) years; provided that the proviso of Article 34 shall apply mutatis mutandis.	(5) The term of office of the Unregistered Officers shall not be more than two (2) years; provided, however, that the proviso of Article 34 may apply mutatis mutandis to the Unregistered Officers.

Article 49. Duties of Audit Committee	Article 49. Duties of Audit Committee

(3) If it is required for carrying out business, the Audit Committee may demand a subsidiary to make a report on the business. In such case, if the subsidiary fails to make an immediate report, or it is required to confirm the contents of such report, the Audit Committee may investigate the business and conditions of assets of the subsidiary.	(3) If deemed necessary, the Audit Committee may request to convene a Board Meeting by submitting a written request specifying the agenda of a meeting and the reason for a meeting to the Presiding Director.

(4) The Audit Committee shall prepare an audit report on the Company’s financial statements and shall report the same to the General Meeting of Shareholders.	(4) The Audit Committee may directly convene a Board Meeting if a meeting has not been convened immediately on the request of the Audit Committee in accordance with Paragraph (3) of this Article.

(5) The Audit Committee shall record the substance of the course of the proceedings of their meetings and the results thereof in the minutes and shall record the procedure of the inspection and the results thereof in the inspection book, on which the name and seal of the members shall be affixed or which shall be signed by such members.	(5) If it is required for management purpose, the Audit Committee may demand a subsidiary to make a report on the business. In such case, if the subsidiary fails to make an immediate report, or it is required to confirm the contents of such report, the Audit Committee may investigate the business and assets of the subsidiary.

(6) The Audit Committee may receive advice from outside professionals when necessary, for which the Company shall cover any expenses therefrom.	(6) The Audit Committee shall prepare an audit report on the Company’s financial statements and shall report thereof to the General Meeting of Shareholders.

Existing Article	Amendment
(7) The Audit Committee shall record the course of the proceedings of their meetings and the results thereof in the minutes and shall record the procedure of the inspection and the results thereof in the inspection book, on which the name and seal of the members shall be affixed or which shall be signed by such members.

(8) The Audit Committee may receive advice from outside professionals when necessary, for which the Company shall cover any expenses therefrom.

Article 53. Submission, Approval and Publication of Financial Statements	Article 53. Submission, Approval and Publication of Financial Statements

(1) After the close of each fiscal year, the Representative Directors shall prepare and submit, with the Board of Directors' approval therefor, to the Audit Committee at least six (6) weeks before the date set for the opening of an Ordinary General Meeting of Shareholders, a balance sheet, a profit and loss statement, a statement of retained earnings distribution or deficit disposal (hereinafter “Financial Statements”), any supplementary schedules and a business report for the pertinent fiscal year.

(2) The Audit Committee shall prepare and submit their reports to the Representative Directors within four (4) weeks from the date they received the documents under Paragraph (1) above.

(1) After the end of each fiscal year, the Representative Directors shall prepare and submit, with the Board of Directors’ approval therefor, to the Audit Committee at least six (6) weeks before the date set for an Ordinary General Meeting of Shareholders, the following documents with its supplementary schedules:

1. a balance sheet;

2. a profit and loss statement;

3. documents designated by the Presidential Decree and decided by the Board of Directors;

4. a consolidated financial statement; and

5. a business report for the pertinent fiscal year:

(3) The Representative Directors shall submit the financial

statements to and obtain approvals from shareholders at an

Ordinary General Meeting of Shareholders and shall make a

report of the Business Report.

(2) Upon receiving the documents specified under Paragraph (1) above, the Audit Committee shall prepare and submit an auditor’s report to the Representative Director one (1) week before the date of each Ordinary General Meeting of Shareholders.

(4) The Representative Directors shall make public the balance sheet, without delay, after an Ordinary General Meeting of Shareholders has approved the documents described in Paragraph (3).	(3) The Representative Directors shall make available for inspection for five (5) years at the head office and copies thereof for three (3) years at branch offices, the documents prescribed under Items 1 through 4 of Paragraph (1) of this Article and the auditor’s report of the Company beginning from one (1) week before the date of each Ordinary General Meeting of Shareholders.

Existing Article	Amendment
(4) The Representative Director shall submit and seek approval of the documents prescribed under Items 1 through 4 of Paragraph (1) of this Article at an Ordinary General Meeting of Shareholders. The Representative Directors shall report a business report to an Ordinary General Meeting of Shareholders.

(5) Notwithstanding Paragraph (4) of this Article, the Company may approve the documents under Items 1 through 4 of Paragraph (1) of this Article by a resolution of the Board of Directors if all of the following requirements are satisfied:

1. an external auditor issued an unqualified opinion with respect to the documents prescribed under Items 1 through 4 of Paragraph (1) of this Article stating that those documents adequately reflect the financial condition and business performance of the Company; and

2. the Audit Committee consents thereto by an unanimous vote of each member.

(6) The Representative Director shall report the content of the documents prescribed under Items 1 through 4 of Paragraph (1) of this Article which have been approved pursuant to Paragraph (5) and of the business report to the Annual Meeting of Shareholders.

(7) The Representative Director shall make public the balance sheet and the external auditor’s report, without delay, upon approval pursuant to either Paragraph (4) or Paragraph (5) of this Article.
Article 54. Disclosure of Financial Statements	Article 54. Disclosure of Financial Statements

The Representative Directors shall make available for inspection, the financial statements, business report and auditor’s report of the Company one week before the date of each Ordinary General Meeting of Shareholders at the head office, and certified copies thereof at branch offices. Such documents shall be kept and remain open to inspection for five years and three years at these respective places.

( Deleted )
Article 55. Disposition of Retained Earnings	Article 55. Disposition of Retained Earnings

Retained earnings for any fiscal year shall be disposed in the following order, but it may be appropriated for purposes other than those listed below if approved by the General Meeting of Shareholders:

Retained earnings for any fiscal year shall be disposed in the following order, but it may be appropriated for purposes other than those listed below if approved by a General Meeting of Shareholders or a resolution of the Board of Directors in accordance with Paragraph (5) of Article 53:

1. Legal reserves (required to be more than one-tenth of cash dividends paid for the pertinent fiscal year);	1. legal reserves (required to be more than one-tenth of cash dividends paid for the pertinent fiscal year);

2. Other statutory reserves;	2. other statutory reserves;

3. Dividends to shareholders;	3. dividends to shareholders;

4. Merits bonuses for retiring Directors;	4. merits bonuses for retiring Directors;

5. Discretionary reserves;	5. discretionary reserves;

Existing Article	Amendment
6. Average dividend reserves and other dispositions; and	6. average dividend reserves and other dispositions; and

7. Retained earnings carried forward to next fiscal year.	7. retained earnings carried forward to next fiscal year.

Article 56. Dividends	Article 56. Dividends
(1) Dividends may be paid in either cash or shares.	(1) Dividends may be paid in cash, shares, or any other form of property

(3) The Company may pay interim dividends in cash by resolution of the Board of Directors once each fiscal year. In such case, the record date for the distribution of interim dividends shall be the 30th day of June.

(3) The Company may pay interim dividends in cash, shares or any other form of property by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of interim dividends shall be the 30th day of June.

Article 57. Redemption of Shares	Article 57. Cancellation of Shares with Profits

(1) The Company may redeem shares with the gains payable to the shareholders by the process set forth in the relevant laws.	The Company, by a resolution of the Board of Directors, may repurchase and cancel its outstanding shares with the incomes distributable to the shareholders following the methods set forth in the applicable laws or regulations.

(2) Purpose of redemption, type of shares to be redeemed, time and method of redemption and other detailed matters regarding redemption by gains shall be determined by the Board of Directors, unless otherwise set forth in the relevant laws.

(Incorporation)	ADDENDA (March 16, 2012)

Article 27 of the Article of Incorporation shall be effective from the date the Ordinary General Meeting of Shareholders for the 44th fiscal year approves such Article while the other amended Articles shall be effective from April 15, 2012.

Agenda 3: Election of the Directors

3-1 : Election of Outside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Outside Directors of the Company.

☐	Number of Outside Directors to be Elected : 4 Directors

☐	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term
Recommended By

Han, Joon-Ho	Jul. 4, 1945	CEO & Chairman, Samchully Co., Ltd (Present)	None	None	2yrs
Director Candidate Recommendation Committee
Lee, Young-Sun	Aug. 26, 1947	President of Hallym University (Present)	None	None	2yrs
Director Candidate Recommendation Committee
Lee, Chang Hee	May. 1, 1960	Professor of College of Law, Seoul National University (Present)	None	None	3yrs
Director Candidate Recommendation Committee
James B. Bemowski	Jan. 11, 1954	Vice Chairman & CEO -Business Operations, Doosan Corporation (Present)	None	None	3yrs
Director Candidate Recommendation Committee

3-2 : Election of Audit Committee Members

[Description of the Proposal]

Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Audit Committee members of the Company.

☐	Number of Audit Committee Members to be Elected : 2 Members

☐	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term
Recommended By
Lee, Young-Sun	Aug. 26, 1947	President of Hallym University (Present)	None	None	2yrs
Director Candidate Recommendation Committee
Lee, Chang Hee	May. 1, 1960	Professor of College of Law, Seoul National University (Present)	None	None	3yrs
Director Candidate Recommendation Committee

3-3 : Election of Inside Director

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Inside Director of the Company.

☐	Number of Inside Director to be Elected: 5 Directors

☐	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term
Recommended By

Chung, Joon-Yang *CEO Candidate	Feb. 3, 1948	Chairman & CEO	None	None	3yrs
Board of Directors
Park, Han-Yong	Apr. 13, 1951	Representative Director Senior Executive Vice President, CSO	None	None	1yr
Board of Directors
Cho, Noi-Ha	Jan. 27, 1953	Senior Executive Vice President, Head of Carbon Steel Business Div.	None	None	1yr
Board of Directors
Park, Ki-Hong	Mar. 13, 1958	Executive Vice President Head of Growth and Investment Division	None	None	2yrs
Board of Directors
Kim, Joon-Sik	Jan. 11, 1954	General Superintendent, Gwangyang Works	None	None	2yrs
Board of Directors

Agenda 4: Approval of Limits of Total Remuneration for Directors

[Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve Limits of the Total Remuneration for Directors in the 45th fiscal year.

☐	The Limit (to be approved) of the Total Remuneration in the 45th fiscal year:

KRW 7.0 billion

☐	The Limit (approved) of the Total Remuneration in the 44th fiscal year:

KRW 7.0 billion

Agenda 5 : Payment of Special Remuneration for Meritorious Services to the Late Honorary Chairman Park, Tae-Joon

[Description of the Proposal]

Pursuant to Article 46 and 47 of the Company’s Articles of Incorporation and Article 5 of the Severance Allowance Regulations for Directors, approval of Payment of Special Remuneration for Meritorious Services to the Late Honorary Chairman Park, Tae-Joon is requested.

☐ Amount of Special Remuneration:	KRW 4 billion before tax
(KRW 2 billion after tax)